DDI CORP.

1220 SIMON CIRCLE

ANAHEIM, CALIFORNIA 92806

April 19, 2004

VIA EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	DDi Corp.

Withdrawal of Registration Statement on Form S-1

(Registration No. 333-112786)

Ladies and Gentlemen:

Pursuant to Rule 478(c) promulgated under the Securities Act of 1933, as amended (the “Act”), DDi Corp., a Delaware corporation (the “Company”), hereby makes this application to withdraw the Registration Statement on Form S-1, File No. 333-112786, filed February 12, 2004 (the “Registration Statement”).

The undersigned, on behalf of the Company pursuant to Rule 478(c) of the Act, respectfully requests the SEC to grant this application of the Company to withdraw the Registration Statement and issue an appropriate Order to that effect. Please forward a copy of the Order to the undersigned via facsimile at (714) 688-7640, with a copy to John F. Della Grotta of Paul, Hastings, Janofsky & Walker, LLP at (714) 979-1921, as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact John F. Della Grotta or Kurt E. Scheuerman of Paul, Hastings, Janofsky & Walker, LLP at (714) 668-6210 or (714) 668-6228, respectively.

Thank you for your assistance.

Sincerely,

/s/    TIMOTHY J. DONNELLY

Timothy J. Donnelly, Esq.

Vice President, General Counsel

and Secretary